Mail Stop 3628

August 24, 2009

<u>**Via U.S. Mail**</u>

Mr. Michael Blitzer
Kingstown Capital Management L.P.
245 Park Avenue, 24th Floor
New York, New York 10167

       Re: **Whitney Information Network, Inc.**
                 Preliminary Proxy Statement on Schedule 14A
                 Filed on August 13, 2009 by Kingstown Partners L.P. et al.
                 File No. 0-27403

Dear Mr. Blitzer:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note that the annual meeting is scheduled to be held on September 2, 2009, yet you did not file your preliminary proxy statement until August 13, 2009, less than three weeks prior to the scheduled meeting date and more than six weeks after the company informed Mr. Blizter that the board of directors would not be nominating any Kingstown candidates at the annual meeting. Please tell us how you determined that the shareholders will have a reasonable amount of time to receive, review, consider and respond to your proxy solicitation, especially given

the potential five business day delay in delivery of your proxy materials to security holders resulting from the operation of Rule 14b-1(b)(2) and Rule 14b-2(b)(3).

<u>Background to the Solicitation, page 4</u>

2. Please include additional disclosure regarding the concerns about the independence of the board of directors contained in the July 2007 Letter. Clarify why you believe the concerns expressed two years ago are relevant to the current solicitation.

3. Please disclose why Kingstown believed at the time of the July 2007 Letter that a sale or liquidation of the company might be necessary to maximize shareholder value.

4. Please provide support for the following statements appearing on page 4 of your preliminary proxy statement:

   - Approval of compensation to key executives was "substantially higher" than that recommended by the company's outside compensation consultant. The company's 2007 preliminary proxy statement discloses that this compensation was substantially higher than "that previously contemplated" by the compensation committee.
   - Total 2006 compensation for the CEO of $1.16 million was nearly 3% of the company's market capitalization.
   - The company's stock price declined approximately 50% over the preceding 12 months.
   - The purchase of the corporate aircraft in 2006 represented approximately 18% of the company's market capitalization at the time and over 50% of the company's 2006 free cash flow as measured by adjusted EBITDA.

<u>Reasons for the Solicitation, page 6</u>

5. Please provide additional disclosure regarding the Kingstown Group's "serious concerns" about the ability of the current board of directors to effectively oversee the business of the company.

6. Please clearly disclose the changes that the Kingstown Group believes are necessary to maximize shareholder value and what actions your nominees will advocate if elected to the board of directors. Please be as specific as possible.

7. Please provide additional disclosure to support your statement that the current board of directors is inexperienced.

Election of Directors, page 7

8.   In the last paragraph on page 8, you state that Kingstown reserves the right to
        nominate additional persons, to the extent this is not prohibited under the bylaws
        or applicable law, if the company increases the size of the board of directors
        above its existing size. Please advise us, with a view toward revised disclosure,
        whether any company advance notice bylaw provisions affect your ability to
        designate additional nominees. In addition, please confirm for us that, should you
        lawfully nominate additional nominees before the meeting, you will file an
        amended proxy statement that (1) identifies the additional nominees, (2) discloses
        whether such nominees have consented to being named in the revised proxy
        statement and to serve if elected and (3) includes the disclosure required by Items
        5(b) and 7 of Schedule 14A with respect to such nominees.

Voting and Proxy Procedures, page 12

9.   Please revise the statement in the third paragraph that you are "soliciting proxies"
        to elect certain of the company's nominees. Rather, you are "rounding out" your
        slate of two candidates by permitting shareholders to vote for some company
        nominees on your card. You may solicit proxies to vote in favor of only those
        nominees who are bona fide nominees, i.e., only those who have consented to
        being named in your proxy statement. See Rule 14a-4(d).

Solicitation of Proxies, page 14

10.   You state that you may employ a variety of methods to solicit proxies. Please be
        advised that all written soliciting materials, including any scripts to be used in
        soliciting proxies over the telephone, must be filed under cover of Schedule 14A.
        Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Additional Participant Information, page 14

11.   Please ensure that you disclose the principal business and principal business
        address of each participant in the solicitation.

Incorporation by Reference, page 16

12.   Please revise this section to reflect the fact that the company has already filed its
        definitive proxy statement.

*   *   *   *   *

As appropriate, please amend your proxy statement in response to these comments. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Peggy Kim, Special Counsel, at (202) 551-3411.

                                        Sincerely,

                                        David L. Orlic
                                        Attorney-Advisor
                                        Office of Mergers and Acquisitions

cc: Via facsimile: (212) 451-2222
        Steve Wolosky, Esq.
        Olshan Grundman Frome Rosenzweig & Wolosky LLP